SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000/1683-1

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo - SABESP (“Company” or “Sabesp”) hereby informs its shareholders and the market in general that, as resolved at the Company’s Annual and Extraordinary Shareholders’ Meeting of April 29, 2019 (“AESM”), the Eligibility and Advisory Committee analyzed the requirements for the investiture of Messrs. Alexandre Pedercini Issa and Eduardo José de Souza, elected to the positions of sitting and alternate members of the Company’s Fiscal Council, respectively, on a separate vote for minority shareholders, pursuant to article 147, paragraph 3, item I of Law 6,404/76, as they were elected a few hours before the AESM to the same position at a company deemed as a potential competitor of Sabesp.

However, after resolution of the Eligibility and Advisory Committee, on May 21 and 22, 2019, the Company was formally informed by Messrs. Alexandre Pedercini Issa and Eduardo José de Souza, respectively, that, after becoming aware of the Committee’  resolution, they would not take office in the positions for which they were appointed in the other company.

Accordingly, the Company understands that the factual situation that could impede the aforementioned members elected to the Company’s Fiscal Council from taking office has ceased to exist. Therefore, Messrs. Alexandre Pedercini Issa and Eduardo José de Souza took office and were vested in the respective positions.

The minutes of the Eligibility and Advisory Committee’s Meeting are available for consultation on the websites of the Company and the Brazilian Securities and Exchange Commission.

São Paulo, May 23, 2019.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 24, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.